Exhibit 99.27

CONSENT OF QUALIFIED PERSON

Ladies and Gentlemen:

The undersigned hereby consents to (1) the references to the undersigned’s name included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp. and the registration statements on Forms S-8 (File Nos. 333-190121 and 333-224641) of Denison Mines Corp. (the “Registration Statements”), in connection with (a) the report entitled “NI 43-101 Technical Report on the Wheeler River Project, Athabasca Basin, Saskatchewan, Canada,” filed on August 9, 2023 with an effective date of June 23, 2023 (the “Report”), and (2) all other references to the undersigned included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp. and the Registration Statements and to the inclusion and incorporation by reference of the information derived from the Technical Report in the Annual Report on Form 40-F and the Registration Statements. The undersigned’s work on the Report was completed when indicated and the undersigned has had no further involvement since that time; and by its consent the undersigned makes no statement or representation concerning facts, circumstances or events that may have arisen since its involvement ended or their impact on the ongoing accuracy of the Report.

Dated: March 28, 2024

Hatch Ltd.

/s/ William McCombe
By:	William McCombe
Its:	Associate, Principal Metallurgist, High Pressure Metallurgy